

Mail Stop 3561

June 1, 2009

Ms. Tammy Lynn McNabb
President and Chief Executive Officer
Welwind Energy International Corp.
10-20172 113B Avenue
Maple Ridge, British Columbia
Canada V2X 0Y9

> **Re:** **Welwind Energy International Corp.**
> **Item 4.02 Form 8-K**
> **Filed May 15, 2009**
> **File No. 0-26673**

Dear Ms. McNabb:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Adam Phippen
Staff Accountant